FORM 6-K

	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549

	Report of Foreign Issuer


	Pursuant to Rule 13a-16 or 15d-16 of
	the Securities Exchange Act of 1934


	For the month of June 2002 (June 28, 2002)

	THE NEWS CORPORATION LIMITED
	(Name of Registrant)



	2 Holt Street, Sydney, New South Wales, 2010, Australia
           (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   X    		Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes        			No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



Annexed hereto as Exhibit A is a press release of Fox Entertainment Group, Inc. ("FEG"), an indirect, approximately 85% owned subsidiary of The News Corporation Limited dated June 27, 2002.











































	SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


THE NEWS CORPORATION LIMITED



Date:	June 28, 2002			By:	/s/ Arthur M. Siskind
						Arthur M. Siskind
						Director





	EXHIBIT INDEX



Exhibit								Page No. in Sequential
Numbering System


A.	Press Release of FEG dated June 27, 2002.			6



































EXHIBIT A


NEWS RELEASE

For Immediate Release 				        Contact: Nicholas Weinstock 212-852-7157
							         Teri Everett 310-369-2929

Fox Entertainment Group And Fox Television Stations Agree To
Acquire WPWR-TV In Chicago Market

Deal Will Give News Corporation Duopolies In Nation's
Top Three TV Markets, Nine Duopolies In Top 20 Markets
___________________

NEW YORK, NY, June 27, 2002: Fox Entertainment Group
(NYSE: FOX) and Fox Television Stations today announced they had agreed to acquire WPWR-TV, a UPN affiliate in the Chicago television market, from Newsweb Corporation for $425 million in cash.

The acquisition, which is subject to regulatory approval, will significantly strengthen the Fox station group, giving the group 35 stations and nine duopolies in major markets, including the top three markets of New York, Los Angeles and Chicago. The acquisition is expected to close in the final quarter of calendar 2002.

Fox already owns and operates WFLD-TV, a FOX network affiliate, in the Chicago market. The station group currently operates duopolies in New York, Los Angeles, Dallas, Washington, D.C.,
Houston, Minneapolis, Phoenix and Orlando.

Mr. Lachlan Murdoch, News Corporation's Deputy Chief Operating
Officer, said: "The acquisition of WPWR continues our strategy of creating duopolies in major U.S. television markets. We will now have duopolies in the top three markets and in nine of the top 20. In those markets where we already operate two stations, we've started to see the benefits of our duopoly strategy in the form of increased profit margins, better-quality news and entertainment for viewers and improved offerings to advertisers."

Mr. Mitchell Stern, Chairman and Chief Executive Officer of Fox Television Stations, said: "This is an important acquisition for the station group in one of the nation's biggest and most vibrant television markets, particularly at a time when we are seeing a distinct recovery in the advertising market. Having a second station in the Chicago market will provide our local and national advertisers with an enormous audience and an array of advertising choices."

Fox Entertainment Group, Inc., 85% owned by The News Corporation Limited (NYSE: NWS, NWS.A), is principally engaged in the development, production and worldwide distribution of feature films and television programs, television broadcasting and cable network programming. Fox had total assets as of March 31, 2002 of approximately US$24 billion and total annual revenues of approximately US$10 billion. The Company's studios, production facilities and film and television library provide high-quality creative content, and the Company's broadcasting and cable networks provide extensive distribution platforms for the Company's programs.

For more information about Fox Entertainment Group, please visit www.fox.com.